Exhibit (a)(2)

March 24, 2010

Dear Chordiant Stockholder:

We are pleased to inform you that on March 14, 2010, Chordiant Software, Inc. (“Chordiant”) entered into an Agreement and Plan of Merger (the “Merger Agreement ”) with Pegasystems Inc. (“Pegasystems”) and Maple Leaf Acquisition Corp., a wholly-owned subsidiary of Pegasystems (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Chordiant’s common stock (“Common Stock”) (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of July 10, 2008, between Chordiant and American Stock Transfer & Trust Co. LLC, as amended, attached thereto) at a price of $5.00 per share, net to the holder thereof in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 24, 2010, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 Midnight (one minute past 11:59 p.m.), New York City time, on April 20, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer and subject to the satisfaction of certain conditions specified in the Merger Agreement, Purchaser will merge with and into Chordiant (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than (a) shares of Common Stock owned by Pegasystems, Purchaser or any other wholly owned subsidiary of Pegasystems, (b) shares of Common Stock owned by Chordiant or any wholly owned subsidiary of Chordiant, in each case immediately prior to the effective time of the Merger (whether pursuant to the Offer or otherwise), and (c) shares of Common Stock owned by stockholders who have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing and who have properly and validly exercised their dissenters’ rights of appraisal in respect of such shares of Common Stock pursuant to the General Corporation Law of the State of Delaware) will be converted into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes.

The board of directors of Chordiant has unanimously (a) determined that the Merger Agreement is advisable, (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and at a price and on terms that are in the best interests of Chordiant and the holders of shares of Common Stock, and (c) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The board of directors of Chordiant recommends that the stockholders of Chordiant tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

In arriving at its recommendation, the board of directors of Chordiant gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Steven R. Springsteel

Chairman of the Board,

President and Chief Executive Officer